Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

(formerly known as Macquarie CNL Global Income Trust, Inc.)

STICKER SUPPLEMENT DATED JULY 12, 2011

TO PROSPECTUS DATED APRIL 23, 2010

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 23, 2010, Supplement No. One dated March 22, 2011, and sticker supplements dated June 9, 2011, June 14, 2011 and July 1, 2011. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. On June 30, 2011, we changed our name from Macquarie CNL Global Income Trust, Inc. to Global Income Trust, Inc. The terms “we,” “our,” “us” and “Global Income Trust” include Global Income Trust, Inc. and its subsidiaries.

This information is presented as of June 28, 2011.

RECENT DEVELOPMENTS

Acquisitions

On June 28, 2011, we closed on the acquisition of a fee simple interest in a Class A office building known as Heritage Commons III, located on approximately 9 acres of land in the Fort Worth, Texas metropolitan area (the land and building are collectively referred to as the “Heritage III Property”). The building consists of two stories with approximately 119,000 rentable square feet and four parking spaces per 1,000 net rentable square feet for surface parking. The Heritage III Property is located along Interstate 35W and is within Fort Worth’s master planned AllianceTexas development, a 17,000 acre, mixed-used development community.

We purchased the Heritage III Property from an unaffiliated third party, Heritage Commons III, Ltd., a Texas limited partnership, for $18.75 million, exclusive of closing and loan costs of approximately $350,000. We funded $12.40 million of the purchase price from the proceeds of a loan from JPMorgan Chase Bank, N.A., and paid the balance of the purchase price and the closing costs from proceeds of our current offering. In connection with our investment in the Heritage III Property, we paid our advisor an Investment Services Fee of $346,875, which is equal to 1.85% of the purchase price of the Heritage III Property.

The loan bears interest at the rate of 4.7% per annum and will mature on July 1, 2016, subject to our right to extend the loan for an additional term not to exceed beyond December 1, 2018. For the extension period, if any, the interest rate will increase to no greater than 9.7% per annum. Principal and interest on the loan will be calculated based on a 25 year amortization, payable in equal monthly installments of $70,338. Assuming no prepayment of the loan is made and it is not extended for an additional term, the unpaid principal balance due on the loan at maturity is anticipated to be approximately $11 million. The loan may be prepaid, at our option, only after the second anniversary of the date of the first monthly payment under the loan, subject to a yield maintenance charge. The loan is collateralized by a deed of trust, an assignment of leases and rents, and a pledge and security agreement, granting the lender a first priority security interest in the Heritage III Property. The loan generally is nonrecourse to the borrower, a wholly owned subsidiary we formed to acquire the Heritage III Property, except in the event of certain insolvency events involving the borrower or its managing member, or if the borrower fails to comply with certain covenants under the loan agreement, including failure to obtain the bank’s consent to transfers of the Heritage III Property or borrower’s interest in the Heritage III Property and consent to secondary financings. Generally, the loan documents contain customary covenants, agreements, representations and warranties and events of default, all as set forth in the loan documents. Our operating partnership, Global Income, LP (formerly known as Macquarie CNL Income, LP), has guaranteed certain of the borrower’s obligations under the loan agreement.

The Heritage III Property was constructed in 2006 and is 100% leased to DynCorp International, LLC, a global government services provider. The lease with DynCorp (the “DynCorp Lease”) expires on December 31, 2018, and may be renewed at the option of the tenant for two additional terms of five years each. Monthly base rent on the DynCorp Lease is approximately $182,000, annualized base rent is approximately $2.19 million, and the effective annual base rent per leased square foot is approximately $18.37. Commencing on October 1, 2016, the annual base rent will increase to approximately $190,000 per month for an annualized base rent of approximately $2.28 million or approximately $19.20 per square foot. The tenant also is responsible for payment of certain electrical costs and its proportionate share of the operating expenses for the Heritage III Property, subject to caps on certain expenses.

In determining to acquire the Heritage III Property, we considered the following factors.

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Dallas/Fort Worth is the fourth largest metropolitan area in the country with an estimated population of 6.5 million residents, and the area had the second highest rate of population growth in the U.S. between 2000 and 2010.[1]

•	As of December 31, 2010, the unemployment rate for the Dallas/Fort Worth metropolitan area was 7.9%, below the national average of 9.6%.[2]

•

The Dallas/Fort Worth metropolitan area is the headquarters for twenty Fortune 500 companies and the Dallas/Fort Worth office market is the second largest office market in the U.S.[3] In 2010, positive absorption rates totaled 922,025 square feet for Class A properties in the Dallas/Fort Worth office market.[4]

•

AllianceTexas is home to more than 260 companies, 28,000 employees and 7,400 single-family homes.[5] The Alliance Office Submarket is comprised of 1.8 million square feet of net rentable space (Class A and B).[4] As of December 31, 2010, these buildings reported an occupancy rate of 96.2 % and posted year-to-date positive net absorption of 59,482 square feet in the Alliance Office Submarket.[4]

1.	U.S. Census Bureau
2.	U.S. Department of Labor, Bureau of Labor Statistics
3.	Dallas Regional Chamber of Commerce 2011 Regional Economic Development Guide
4.	CoStar Realty Information, Inc., CoStar Year End 2010 Dallas/Fort Worth Office Market Report
5.	http://www.alliancetexas.com/Home.aspx

•

The Heritage III Property is fully leased to a tenant that is a global government services provider that, along with its predecessors, has been in business since 1946 according to the website of DynCorp International. The lease has over seven years remaining on the current term and may be extended at the tenant’s option for two additional terms of five years each.

We believe that the Heritage III Property is suitable for its intended purposes and is adequately covered by insurance. We do not intend to make significant renovations or improvements to the Heritage III Property.

Real estate taxes assessed for the year ended December 31, 2010 (the most recent tax year for which information is generally available) were approximately $411,000, calculated by multiplying the Heritage III Property’s assessed value by six estimated tax rates ranging from 0.02% to 1.38% per $100 of assessed value.

The acquisition capitalization rate for the Heritage III Property is 8.01%. We determine the “cap rate” by dividing the Heritage III Property’s projected annualized net operating income as of the date of acquisition by the purchase price for the Heritage III Property, excluding the Investment Services Fee and closing costs. For this purpose, net operating income consists of rental income and expense reimbursements from the in-place lease reduced by property operating expenses. According to Real Capital Analytics, office sales in the Dallas/Fort Worth region for the period January 1, 2011 through April 30, 2011 were transacted at an average cap rate of 7%.6

For federal tax purposes, the depreciable basis in the Heritage III Property is expected to be approximately $17 million. We will calculate depreciation expense for federal income tax purposes by using the straight line method. We depreciate buildings and land improvements, for federal income tax purposes, based on estimated useful lives of 40 years and 20 years, respectively.

This sticker supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

6.	Real Capital Analytics, Inc., Dallas Office Trends & Trades Report, June 2011

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